Exhibit 99.5

James Hardie Industries plc

Condensed Consolidated Financial Statements

as of and for the Period Ended 31 December 2013

James Hardie Industries plc

Index

Page
Item 1. Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets as of 31 December 2013 and 31 March 2013	F-3
Condensed Consolidated Statements of Operations and Comprehensive Income for the Three and Nine Months Ended 31 December 2013 and 2012	F-4
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended 31 December 2013 and 2012	F-5
Notes to Condensed Consolidated Financial Statements	F-6

James Hardie Industries plc

Condensed Consolidated Balance Sheets

(Unaudited)

	(Millions of US dollars)
	31 December 2013	31 March 2013

Assets
Current assets:
Cash and cash equivalents	$185.2	$153.7
Restricted cash and cash equivalents	3.2	2.5
Restricted cash and cash equivalents - Asbestos	61.9	126.4
Restricted short-term investments - Asbestos	0.1	7.1
Accounts and other receivables, net of allowance for doubtful accounts of US$1.7 million and US$2.1 million, as of 31 December 2013 and 31 March 2013, respectively	113.0	149.0
Inventories	184.5	172.1
Prepaid expenses and other current assets	21.4	19.2
Insurance receivable - Asbestos	16.2	22.2
Workers’ compensation - Asbestos	0.8	0.9
Deferred income taxes	16.0	24.9
Deferred income taxes - Asbestos	16.0	18.6

Total current assets	618.3	696.6
Restricted cash and cash equivalents	1.8	2.5
Property, plant and equipment, net	678.2	658.9
Insurance receivable - Asbestos	171.0	209.4
Workers’ compensation - Asbestos	52.0	60.7
Deferred income taxes	11.0	20.6
Deferred income taxes - Asbestos	358.4	434.1
Other assets	27.8	30.4

Total assets	$1,918.5	$2,113.2

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$121.0	$103.7
Current portion of long-term debt - Asbestos	22.7	—
Dividends payable	35.5	—
Accrued payroll and employee benefits	42.2	44.0
Accrued product warranties	10.4	6.6
Income taxes payable	4.7	6.0
Asbestos liability	115.8	135.0
Workers’ compensation - Asbestos	0.8	0.9
Other liabilities	21.8	26.7

Total current liabilities	374.9	322.9
Deferred income taxes	91.4	95.4
Accrued product warranties	21.4	20.5
Asbestos liability	1,241.8	1,558.7
Workers’ compensation - Asbestos	52.0	60.7
Other liabilities	31.3	36.8

Total liabilities	1,812.8	2,095.0

Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 443,536,551 shares issued at 31 December 2013 and 441,644,484 shares issued at 31 March 2013	229.0	227.3
Additional paid-in capital	121.3	101.1
Accumulated deficit	(275.1)	(357.6)
Accumulated other comprehensive income	30.5	47.4

Total shareholders’ equity	105.7	18.2

Total liabilities and shareholders’ equity	$1,918.5	$2,113.2

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Operations and

Comprehensive Income

(Unaudited)

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars, except per share data)	2013	2012	2013	2012

Net sales	$353.2	$320.4	$1,117.4	$994.5
Cost of goods sold	(231.7)	(224.2)	(736.5)	(677.0)

Gross profit	121.5	96.2	380.9	317.5

Selling, general and administrative expenses	(53.8)	(59.7)	(162.5)	(160.6)
Research and development expenses	(8.7)	(9.9)	(25.1)	(27.8)
Asset impairments	—	(5.8)	—	(5.8)
Asbestos adjustments	35.8	11.7	126.2	14.5

Operating income	94.8	32.5	319.5	137.8
Interest expense	(1.1)	(1.4)	(3.4)	(4.0)
Interest income	0.7	3.5	2.7	6.3
Other income	1.2	0.5	1.4	1.2

Income before income taxes	95.6	35.1	320.2	141.3

Income tax expense	(3.4)	(3.6)	(33.9)	(26.3)

Net income	$92.2	$31.5	$286.3	$115.0

Net income per share
Basic	$0.21	$0.07	$0.65	$0.26
Diluted	$0.21	$0.07	$0.64	$0.26

Weighted average common shares outstanding (Millions):
Basic	442.9	440.0	442.3	438.6
Diluted	445.2	440.3	444.2	439.0

Comprehensive income:
Net income	$92.2	$31.5	$286.3	$115.0
Unrealised gain on investments	—	0.1	—	0.9
Cash flow hedges, net of tax	0.7	—	0.7	—
Currency translation adjustments	(5.7)	(3.4)	(17.6)	(1.5)

Comprehensive income	$87.2	$28.2	$269.4	$114.4

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended 31 December
(Millions of US dollars)	2013	2012

Cash Flows From Operating Activities
Net income	$286.3	$115.0
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	46.2	48.0
Deferred income taxes	19.0	(6.8)
Stock-based compensation	6.1	5.2
Asbestos adjustments	(126.2)	(14.5)
Asset impairments	—	5.8
Tax benefit from stock options exercised	(1.1)	(0.9)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	73.1	200.6
Restricted short-term investments	6.3	—
Payment to AICF	—	(184.1)
Accounts and other receivables	27.8	27.3
Inventories	(17.7)	8.2
Prepaid expenses and other assets	2.2	4.3
Insurance receivable - Asbestos	17.8	35.1
Accounts payable and accrued liabilities	21.0	(59.4)
Asbestos liability	(100.5)	(102.6)
Other accrued liabilities	(5.6)	2.1

Net cash provided by operating activities	$254.7	$83.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(68.5)	$(41.8)
Proceeds from sale of property, plant and equipment	0.6	0.5
Acquisition of business	(4.1)	—

Net cash used in investing activities	$(72.0)	$(41.3)

Cash Flows From Financing Activities
Proceeds from long-term borrowings	$—	$50.0
Repayments of long-term borrowings	—	(50.0)
Proceeds from issuance of shares	15.1	20.8
Tax benefit from stock options exercised	1.1	0.9
Common stock repurchased and retired	(5.1)	—
Dividends paid	(163.6)	(166.4)

Net cash used in financing activities	$(152.5)	$(144.7)

Effects of exchange rate changes on cash	$1.3	$(3.2)

Net increase (decrease) in cash and cash equivalents	31.5	(105.9)
Cash and cash equivalents at beginning of period	153.7	265.4

Cash and cash equivalents at end of period	$185.2	$159.5

Components of Cash and Cash Equivalents
Cash at bank and on hand	$72.0	$150.3
Short-term deposits	113.2	9.2

Cash and cash equivalents at end of period	$185.2	$159.5

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements

1.	Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc manufactures and sells fibre cement building products for interior and exterior building construction applications, primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The Condensed Consolidated Financial Statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity, collectively referred to as either the “Company,” or “James Hardie” or “JHI plc”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2013, which was filed with the United States Securities and Exchange Commission (“SEC”) on 27 June 2013.

The Condensed Consolidated Financial Statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the Condensed Consolidated Balance Sheet of the Company at 31 December 2013 and 31 March 2013, the Condensed Consolidated Results of Operations and Comprehensive Income for the three months and nine months ended 31 December 2013 and 2012 and Condensed Consolidated Cash Flows for the nine months ended 31 December 2013 and 2012.

The Company has recorded on its balance sheet certain assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in Australian dollars and subject to translation into US dollars at each reporting date. Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the condensed consolidated financial statements are as follows:

	31 March	31 December
(US$1 = A$)	2013	2013	2012

Assets and liabilities	0.9597	1.1190	0.9631
Statements of operations	n/a	1.0580	0.9717
Cash flows - beginning cash	n/a	0.9597	0.9614
Cash flows - ending cash	n/a	1.1190	0.9631
Cash flows - current period movements	n/a	1.0580	0.9717

The results of operations for the three months and nine months ended 31 December 2013 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2013 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

2.	Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Updated (“ASU”) No. 2013-02, which requires the presentation of significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, either on the face of the statement where net income is presented or in the notes, but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. The amendments in ASU No. 2013-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2012. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, which provides explicit guidance on the financial statement presentation of an unrecognised tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in ASU No. 2013-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2013. The Company has evaluated the impact of this ASU and does not expect its adoption to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3.	Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units (“RSUs”), had been issued.

Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of shares)	2013	2012	2013	2012

Basic common shares outstanding	442.9	440.0	442.3	438.6
Dilutive effect of stock awards	2.3	0.3	1.9	0.4

Diluted common shares outstanding	445.2	440.3	444.2	439.0

(US dollars)	2013	2012	2013	2012

Net income per share - basic	$0.21	$0.07	$0.65	$0.26
Net income per share - diluted	$0.21	$0.07	$0.64	$0.26

Potential common shares of 2.5 million and 2.9 million for the three months ended 31 December 2013 and 2012, respectively, and 2.3 million and 6.3 million for the nine months ended 31 December 2013 and 2012, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

4.	Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 December 2013 and 31 March 2013, which restricts the cash from use for general corporate purposes.

5.	Inventories

Inventories consist of the following components:

(Millions of US dollars)	31 December 2013	31 March 2013

Finished goods	$127.6	$115.8
Work-in-process	5.7	7.6
Raw materials and supplies	58.7	55.1
Provision for obsolete finished goods and raw materials	(7.5)	(6.4)

Total inventories	$184.5	$172.1

At 31 December 2013 and 31 March 2013, US$18.0 million and US$19.2 million, respectively, of our finished goods inventory was held at third-party consignment locations.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

6.	Long-Term Debt

At 31 December 2013, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	—	50.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	—	190.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	—	40.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	—	75.0	—

Total		$405.0	$—

At 31 December 2013, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil at 31 December 2013 and 31 March 2013, and the weighted average term of all debt facilities is 2.3 years at 31 December 2013. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 8.

On 14 February 2014, US$50.0 million of the Company’s unutilised credit facilities expired. The Company has not replaced these credit facilities and the unutilised credit facilities were reduced to US$355.0 million.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 31 December 2013, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortisation, excluding all income, expense and other profit and loss statement impacts of Asbestos injuries Compensation Fund (“AICF”), Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited (“Former James Hardie Companies”) and excluding assets, liabilities and other balance sheet items of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given fiscal year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following fiscal year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

7.	Asbestos

In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap. JHI plc guarantees the Performing Subsidiary’s obligation. As a result, the Company considers itself to be the primary beneficiary of AICF as defined under US GAAP.

The Company’s interest in AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in AICF, for financial reporting purposes the Company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its consolidated balance sheet. Among other items, the Company records a deferred tax asset for the anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax expense on the Condensed Consolidated Statements of Operations and Comprehensive Income when realised.

For the nine months ended 31 December 2013, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions to the asbestos liability. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the Condensed Consolidated Statements of Operations and Comprehensive Income. AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the Condensed Consolidated Statements of Operations and Comprehensive Income.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Asbestos Adjustments

The following table sets forth the asbestos adjustments included in the Condensed Consolidated Statements of Operations and Comprehensive Income for the three and nine months ended 31 December 2013 and 2012:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2013	2012	2013	2012

Effect of foreign exchange rate movements	$30.8	$6.1	$120.5	$2.6
Recovery of insurance receivables	5.0	5.6	5.7	11.9

Asbestos Adjustments	$35.8	$11.7	$126.2	$14.5

The recovery of insurance receivable represents proceeds which were previously deemed uncollectible but are now estimated to be recoverable from a third party insurer currently in liquidation. Adjustments in insurance receivable due to changes in AICF’s assessment of recoverability are reflected as asbestos adjustments on the Condensed Consolidated Statements of Operations and Comprehensive Income during the period in which the adjustments occur.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

(Millions of US dollars)	31 December 2013	31 March 2013
Asbestos liability – current	$(115.8)	$(135.0)
Asbestos liability – non-current	(1,241.8)	(1,558.7)

Asbestos liability – Total	(1,357.6)	(1,693.7)

Insurance receivable – current	16.2	22.2
Insurance receivable – non-current	171.0	209.4

Insurance receivable – Total	187.2	231.6

Workers’ compensation asset – current	0.8	0.9
Workers’ compensation asset – non-current	52.0	60.7
Workers’ compensation liability – current	(0.8)	(0.9)
Workers’ compensation liability – non-current	(52.0)	(60.7)

Workers’ compensation – Total	—	—

Current portion of long-term debt – Asbestos	(22.7)	—
Other net liabilities	(3.6)	(1.6)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	62.0	133.5

Net AFFA liability	$(1,134.7)	$(1,330.2)

Deferred income tax assets – current	16.0	18.6
Deferred income tax assets – non-current	358.4	434.1

Deferred income taxes – Total	374.4	452.7

Income tax payable	12.2	25.9

Net Unfunded AFFA liability, net of tax	$(748.1)	$(851.6)

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2013.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The changes in the asbestos liability for the nine months ended 31 December 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Asbestos liability – 31 March 2013	A$	(1,625.4)	0.9597	$(1,693.7)
Asbestos claims paid[1]		104.6	1.0580	98.9
AICF claims-handling costs incurred[1]		1.7	1.0580	1.6
Favourable impact of foreign currency movements				235.6

Asbestos liability – 31 December 2013	A$	(1,519.1)	1.1190	$(1,357.6)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the nine months ended 31 December 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Insurance receivable – 31 March 2013	A$	222.3	0.9597	231.6
Insurance and cross-claim recoveries[1]		(18.8)	1.0580	(17.8)
Write-back of insurance receivable[1]		6.0	1.0580	5.7
Unfavourable impact of foreign currency movements				(32.3)

Insurance receivable – 31 December 2013	A$	209.5	1.1190	$187.2

Included in insurance receivable is US$2.6 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes - asbestos for the nine months ended 31 December 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Deferred tax assets – 31 March 2013	A$	434.4	0.9597	$452.7
Amounts offset against income tax payable[1]		(13.5)	1.0580	(12.8)
AICF earnings¹		(2.1)	1.0580	(2.0)
Unfavourable impact of foreign currency movements				(63.5)

Deferred tax assets – 31 December 2013	A$	418.8	1.1190	$374.4

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 December 2013 and 31 March 2013, this amount was US$12.8 million and US$25.6 million, respectively. During the nine months ended 31 December 2013, there was a US$4.4 million unfavourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$1.6 million and US$1.9 million at 31 December 2013 and 31 March 2013, respectively.

Also included in other net liabilities are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net liability of US$1.9 million at 31 December 2013 and a net asset of US$0.3 million at 31 March 2013. During the nine months ended 31 December 2013, there was a US$0.1 million favourable effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

In June 2012, AICF invested US$106.5 million (A$105.0 million) of its excess cash in time deposits at a fixed interest rate of 5.1% and a six month maturity. In December 2012, these time deposits matured and were reclassified as Restricted cash and cash equivalents – Asbestos on the Condensed Consolidated Balance Sheet.

At 31 December 2013, the Company revalued AICF’s short-term investments available-for-sale resulting in a mark-to-market fair value adjustment of nil.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The changes in restricted cash and short-term investments of AICF for the nine months ended 31 December 2013 are set forth in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2013	A$	128.1	0.9597	$133.5
Asbestos claims paid[1]		(104.6)	1.0580	(98.9)
AICF operating costs paid – claims-handling[1]		(1.7)	1.0580	(1.6)
AICF operating costs paid – non claims-handling[1]		(1.5)	1.0580	(1.4)
Insurance and cross-claim recoveries[1]		18.8	1.0580	17.8
Interest and investment income[1]		2.5	1.0580	2.4
Proceeds from loan facility[2]		25.3	1.1186	22.6
Interest received[2]		0.9	1.0074	0.9
Other[1]		1.6	1.0580	1.5
Unfavourable impact of foreign currency movements				(14.8)

Restricted cash and cash equivalents and restricted short-term investments – 31 December 2013	A$	69.4	1.1190	$62.0

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
[2]	The spot exchange rate on the date of the transaction occurred is used to convert the Australian dollar amounts to US dollars.

Claims Data

AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Nine Months Ended 31 December 2013
			For the Years Ended 31 March
			2013		2012		2011		2010		2009

Number of open claims at beginning of period		462		592		564		529		534		523
Number of new claims		476		542		456		494		535		607
Number of closed claims[1]		411		672		428		459		540		596
Number of open claims at end of period		527		462		592		564		529		534
Average settlement amount per settled claim	A$	257,966	A$	231,313	A$	218,610	A$	204,366	A$	190,627	A$	190,638
Average settlement amount per case closed	A$	241,019	A$	200,561	A$	198,179	A$	173,199	A$	171,917	A$	168,248
Average settlement amount per settled claim	US$	243,824	US$	238,615	US$	228,361	US$	193,090	US$	162,250	US$	151,300
Average settlement amount per case closed	US$	227,806	US$	206,892	US$	207,019	US$	163,642	US$	146,325	US$	133,530

[1]	Included in the number of closed claims of 672 for the year ended 31 March 2013 are 153 claims primarily settled at nil settlement amounts that had been closed in prior years but not reflected as such in the year in which they were closed. Accordingly these 153 claims have been included in claims activity during the year ended 31 March 2013 to appropriately reflect the actual number of open claims at 31 March 2013. These 153 additional claims that were closed in prior years have been excluded for the purposes of determining the average settlement amount in both US and Australian dollars, as reflected in the table above, for the year ended 31 March 2013. As these 153 claims were closed in prior years, the actual number of closed claims during the year ended 31 March 2013 was 519 claims.

The asbestos liability at 31 December 2013 reflects the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2013 and is adjusted for payments made to claimants during the year then ended. In KPMG Actuarial’s study of potential asbestos-related liabilities as of 31 March 2013, a sensitivity analysis was performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis indicated that the discounted (but inflated) central estimates of the liability in the aggregate for all periods through FY2075 could be in a range of A$1.1 billion (US$1.1 billion) to A$2.6 billion (US$2.7 billion). The undiscounted (but inflated) estimates of the liability in the aggregate for all periods through FY2075 could be in a range of A$1.6 billion (US$1.7 billion) to A$4.2 billion (US$4.4 billion) as of 31 March 2013.

During the nine months ended 31 December 2013, mesothelioma claims reporting activity has been above actuarial expectations. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which was assumed to have occurred in 2010/2011. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. For example, if the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 45%.

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable, peak year of claims, past history of claims numbers, average settlement rates, history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, the actual amount of liability could differ materially from that which is currently projected. There is significant uncertainty regarding the nature, extent and mix of claims reporting activity for the remainder of the 2014 fiscal year, together with their consequential impact on average claims sizes. In addition, there is significant uncertainty regarding the extent to which the current level of claims reporting activity will continue, slow, or revert to prior expected levels in the longer term. The Company is currently unable to reasonably determine the manner in which the current level of claims reporting activity will influence future activity over the long-term. Pending a further review of claims reporting activity, it is possible that the subsequent actuarial assessment at 31 March 2014 may result in a material increase in the Company’s asbestos liability.

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. The Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to the asbestos liability and claims statistics; however, the Company has implemented processes and procedures to adequately assess the accuracy and completeness of such information and methodologies at each reporting date.

AICF – NSW Government Secured Loan Facility

On 9 December 2010, AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into a secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$286.0 million, based on the exchange rate at 31 December, 2013). The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. The most recent assessment of the discounted value of insurance policies was A$216.3 million at 31 March 2013 (US$193.3 million, based on the prevailing spot rate at 31 December 2013).

At 31 December 2013, AICF had A$25.3 million (US$22.6 million, based on the prevailing spot rate) outstanding on the Facility. The term of the Facility expires on 1 November 2030, at which time all amounts outstanding under the Facility become due and payable.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

8.	Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

At 31 December 2013, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt, interest rate swaps and foreign currency forward contracts.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Restricted short-term investments – Restricted short-term investments are held and managed by AICF and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves and benchmark securities. Accordingly, restricted short-term investments are categorised as Level 2. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ equity.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates under these credit facilities are tied directly to market rates and fluctuate as market rates change. As of 31 December 2013, no debt was outstanding under the Company’s existing credit facilities.

Derivatives and Hedging – The Company uses derivatives from time to time for risk management purposes and does not engage in speculative activity. A key risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies, as further described below. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 December 2013.

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 December 2013		31 March 2013
	31 December 2013	31 March 2013	Assets	Liabilities	Assets	Liabilities
Derivatives accounted for as hedges

Foreign currency forward contracts	$12.0	$—	$0.9	$—	$—	$—

Derivatives not accounted for as hedges

Foreign currency forward contracts	2.9	—	0.1	—	—	—

Interest rate swap contracts	125.0	25.0	—	0.1	—	1.3

Total	$139.9	$25.0	$1.0	$0.1	$—	$1.3

Interest Rate Swaps

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income in Other income. At 31 December 2013 and 31 March 2013, the Company had interest rate swap contracts with a total notional principal of US$125.0 million and US$25.0 million, respectively. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate.

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.

At 31 December 2013, the weighted average fixed interest rate of these contracts is 2.1% and the weighted average remaining life is 4.25 years. These contracts have a fair value of US$0.1 million and US$1.3 million at 31 December 2013 and 31 March 2013, respectively, which is included in Accounts payable. For the three and nine months ended 31 December 2013, the Company included in Other income an unrealised gain of US$1.0 million and US$1.2 million, respectively, on interest rate swap contracts. Included in Interest expense is a realised loss on settlements of interest rate swap contracts of US$0.2 million and US$0.5 million for the three and nine months ended 31 December 2013, respectively.

For the three and nine months ended 31 December 2012, the Company included in Other income an unrealised gain of US$0.5 million and US$1.2 million, respectively, on interest rate swap contracts. Included in Interest expense is a realised loss on settlements of interest rate swap contracts of US$0.5 million and US$1.5 million for the three months and nine months ended 31 December 2012, respectively.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

During the quarter ended 31 December 2013, the Company entered into three additional interest rate swap contracts with an aggregate notional principal of US$100.0 million. The first was entered into in October 2013 with a notional principal of US$50.0 million, term of 5 years, fixed interest rate of 2.0% and a forward start date of October 2014. The remaining two contracts were entered into in December 2013 with notional principal amounts of US$25.0 million and US$25.0 million, terms of 6 years and 4 years, fixed interest rates of 2.3% and 1.5%, respectively, and a forward start date of July 2014.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. When achievable, these instruments are designated as hedges and treated as a cash flow hedging arrangement for accounting purposes. In September 2013, the Company entered into foreign currency forward contracts designated as hedges in order to mitigate exposure associated with the anticipated purchases of production assets denominated in a foreign currency in a future period.

For foreign currency forward contracts that are designated as a cash flow hedging arrangement, the effective portion of the change in fair value of the contract is reported as a component of shareholders’ equity within Accumulated other comprehensive income on the Condensed Consolidated Balance Sheet and reclassified into earnings contemporaneously and in the same caption with the earnings effect of the hedged transaction. For cash flow hedges, the amount of ineffectiveness in the hedging relationship and amount of the changes in fair value of the foreign currency forward contracts that are not included in the measurement of ineffectiveness are both reflected in earnings each reporting period within Other income. For foreign currency forward contracts not designated as a hedge, changes in the fair value of foreign currency forward contracts are reflected in earnings within Other income at each measurement date.

The estimated fair value and unrealised gains associated with these contracts were US$1.0 million in the three and nine months ended 31 December 2013. In addition, the cumulative unrealised gains arising from changes in the fair value of foreign currency forward contacts designated as a cash flow hedging arrangement was US$1.0 million as of 31 December 2013. Further, there were no amounts reclassified from accumulated other comprehensive income into earnings for the three and nine months ended 31 December 2013. The maximum term of foreign currency forward contracts that hedged forecasted transactions was 1.3 years at 31 December 2013. There were no significant gains or losses reclassified into earnings as a result of a discontinuance of a cash flow hedge resulting from an unfavourable change in probability of a forecasted transaction occurring. Further, the amount of deferred gains or losses to be reclassified into earnings within the next 12 months is not expected to be material. The fair value of these contracts is included in Other assets at 31 December 2013.

The Company’s foreign currency forward contracts are valued using models that maximise the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorised as Level 2 within the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 December 2013 according to the valuation techniques the Company used to determine their fair values.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US dollars)	31 December 2013	Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$185.2	$185.2	$—	$—
Restricted cash and cash equivalents	66.9	66.9	—	—
Restricted short-term investments	0.1	—	0.1	—
Forward contracts included in Other Assets	1.0	—	1.0	—

Total Assets	$253.2	$252.1	$1.1	$—

Liabilities
Interest rate swap contracts included in Accounts Payable	$0.1	$—	$0.1	$—
Forward contracts included in Other Liabilities	—	—	—	—

Total Liabilities	$0.1	$—	$0.1	$—

9.	Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, New Zealand product liability claims and income taxes, as described in these financial statements.

New Zealand Product Liability

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of product liability claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The product liability claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

The Company recognises a liability for both asserted and unasserted New Zealand product liability claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries in instances that involve co-defendants in

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

defending the claim and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

Historically, the Company’s New Zealand subsidiaries have been joined to these product liability claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a significant portion of the costs incurred in resolving such claims.

The Company has established a provision for asserted and unasserted New Zealand product liability claims within the current and non-current portions of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognised within Accounts and other receivables. At 31 December 2013 and 31 March 2013, the amount of the provision for New Zealand product liability claims, net of estimated third-party recoveries, was US$11.6 million and US$15.2 million, respectively.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 December 2013. For example, despite having resolved a number of legacy product liability claims in New Zealand since 2002, the Company’s New Zealand subsidiaries are becoming exposed to increased losses for a greater proportion of these claims due to the insolvency of co-defendants and the expiration of some of the Company’s New Zealand subsidiaries rights to third-party recoveries. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for these matters, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these matters collectively could result in an additional loss of up to approximately US$9.9 million in excess of the amount already accrued, net of estimated third-party recoveries, at 31 December 2013. Accordingly, losses incurred in connection with defending and resolving these matters in the future could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

New Zealand Ministry of Education Representative Action

On 16 April 2013, the New Zealand Ministry of Education and other related plaintiffs initiated a ‘representative action’ in the New Zealand High Court against four building material manufacturers, including two of the Company’s New Zealand subsidiaries, in relation to several thousand New Zealand school buildings. The New Zealand Ministry of Education and other plaintiffs alleged that the cladding systems used on school buildings were defective and asserted claims of negligence, negligent misstatement, negligent failure to warn and breach of both the New Zealand Consumer Guarantees Act 1993 and Fair Trading Act 1986. On 23 December 2013, the Company finalised a commercial settlement with the New Zealand Ministry of Education in relation to these claims, the specific details of which the parties agreed to keep confidential. As part of the settlement, the New Zealand Ministry of Education agreed to discontinue the claims made against the Company’s two New Zealand subsidiaries. The settlement did not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

10.	Income Taxes

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2009. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2010. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2008.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional income tax returns for various ranges of years. The Company accrues income tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

During the quarter ended 30 June 2013, the Company determined that US$34.5 million of the Australian deferred tax assets held at 31 March 2013 were unlikely to be realised and had effectively expired. At 31 March 2013, the Company had a 100% valuation allowance against these Australian deferred tax assets. As a result, both the deferred tax asset and the related valuation allowance were written off in the quarter ended 30 June 2013.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(Millions of US dollars)	Unrecognised tax benefits	Interest and Penalties
Balance at 31 March 2013	$1.5	$0.1

Additions for tax positions of the current year	0.1	—
Additions for tax positions of prior year	0.1	—
Settlements paid during the current period	(1.2)	—
Other reductions for the tax positions of prior periods	—	(0.1)

Balance at 31 December 2013	$0.5	$—

As of 31 December 2013, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$0.5 million and nil, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the nine months ended 31 December 2013, income of US$0.1 million relating to interest and penalties was recognised within income tax expense arising from movements in unrecognised tax benefits. The liabilities associated with uncertain tax benefits are included in the non-current portion of Other liabilities on the Company’s Condensed Consolidated Balance Sheet.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

Interest Payments from ATO

During the fourth quarter ended 31 March 2012, the ATO provided a refund of US$396.3 million to RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, resulting from RCI’s successful appeal of a disputed amended tax assessment related to RCI’s income tax return for its 1999 fiscal year. The facts and circumstances relating to RCI’s successful appeal of the disputed amended tax assessment were fully disclosed in the notes to the Company’s consolidated financial statements as of and for the year ended 31 March 2012.

In November 2013, the ATO notified RCI that RCI was entitled to a final additional amount of interest of A$17.3 million (US$15.4 million) in respect of amounts paid by RCI to the ATO while the appeal of the disputed amended tax assessment was in process. This final amount of interest was received from the ATO in January 2014. As the receipt of this interest from the ATO relates to RCI’s successful appeal of its disputed amended tax assessment, the additional interest, net of tax, is included in Income tax expense in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Income in the three and nine months ended 31 December 2013.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

11.	Stock-Based Compensation

Total stock-based compensation expense for the three months ended 31 December 2013 and 2012 was US$4.6 million and US$3.1 million, respectively. The Company recognised stock-based compensation expense of US$1.9 million and US$1.1 million for the three months ended 31 December 2013 and 2012, respectively, related to liability-classified awards. Compensation expense arising from equity-based awards, as estimated using pricing models, was US$2.7 million and US$2.0 million for the three months ended 31 December 2013 and 2012, respectively.

Total stock-based compensation expense for the nine months ended 31 December 2013 and 2012 was US$8.3 million and US$8.7 million, respectively. Included in stock-based compensation expense for the nine months ended 31 December 2013 and 2012 is an expense of US$2.5 million and US$3.5 million, respectively, related to liability-classified awards. Compensation expense arising from equity-based awards, as estimated using pricing models, was US$5.8 million and US$5.2 million for the nine months ended 31 December 2013 and 2012, respectively.

As of 31 December 2013, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$13.8 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.5 years.

Restricted Stock – service vesting

On 9 December 2013, 259,621 restricted stock units (service vesting) were granted to employees under the 2001 Equity Incentive Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.

On 9 December 2013, 253,741 restricted stock units (service vesting) that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued.

Restricted Stock – performance vesting

The Company granted 461,019 and 450,336 restricted stock units with a performance vesting condition under the 2006 Long Term Incentive Plan (“LTIP”) to senior executives and managers of the Company on 16 September 2013 and 14 September 2012, respectively. The vesting of the restricted stock units is deferred for three years and is subject to a Return on Capital Employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to limited discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives.

The Company granted 266,627 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 7 June 2012. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is subject to the Board’s exercise of negative discretion.

When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

On 7 June 2013, 61,363 restricted stock units (performance vesting) that were granted on 7 June 2011 as part of the FY2011 long-term incentive award became fully vested and the underlying common stock was issued.

On 7 June 2012, 592,442 restricted stock units (performance vesting) that were granted on 7 June 2010 as part of the FY2010 long-term incentive award became fully vested and the underlying common stock was issued.

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 489,888 and 432,654 restricted stock units (market condition) to senior executives and managers of the Company on 16 September 2013 and 14 September 2012, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the nine months ended 31 December 2013 and 2012, respectively:

Date of grant	16 Sep 2013	14 Sep 2012
Dividend yield (per annum)	3.0%	1.5%
Expected volatility	43.3%	52.2%
Risk free interest rate	1.4%	0.7%
JHX stock price at grant date (A$)	10.17	8.95
Number of restricted stock units	489,888	432,654

Scorecard LTI – Cash Settled Units

Under the terms of the LTIP, the Company granted awards equivalent to 518,647 and 506,627 Scorecard LTI units on 16 September 2013 and 14 September 2012, respectively. These awards provide recipients a cash incentive based on JHI plc’s common stock price on the vesting date and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognised ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

On 29 June 2013, 324,027 of the 821,459 Scorecard LTI units that were previously granted on 29 June 2010 as part of the FY2011 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

On 21 June 2012, 501,556 of the 1,083,021 Scorecard LTI units that were previously granted on 21 June 2009 as part of the FY2010 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

12.	Capital Management and Dividends

On 28 February 2014, the Company announced a special dividend of US28.0 cents per security (“125 year anniversary special dividend”). The 125 year anniversary special dividend was announced in US currency and will be paid on 30 May 2014 with a record date of 21 March 2014.

On 14 November 2013, the Company announced an ordinary dividend of US8.0 cents per security (“FY2014 first half dividend”). The FY2014 first half dividend was announced in US currency and will be paid on 28 March 2014, with a record date of 19 December 2013.

On 26 July 2013 the Company paid an ordinary dividend of US13.0 cents per security (“FY2013 second half dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”) to shareholders. The total amount of the FY2013 second half dividend and the FY2013 special dividend together was US$163.6 million. Additionally, the company announced an ordinary dividend of US5.0 cents per security (“FY2013 first half dividend”) on 15 November 2012.

On 23 July 2012, the Company paid a dividend to shareholders of US38.0 cents per security (“FY2012 second half dividend”). The total amount of the FY2012 second half dividend was US$166.4 million.

In May 2013, the Company announced a new share buyback program to acquire up to 5% of its issued capital. During the three months ended 31 December 2013, the Company repurchased and cancelled 305,153 shares of its common stock, with an aggregate cost of A$3.5 million (US$3.3 million), at an average market price of A$11.60 (US$10.52). For the nine months ended 31 December 2013, the Company repurchased and cancelled a total of 526,153 shares of its common stock, with an aggregate cost of $A5.5 million (US$5.1 million), at an average market price of A$10.51 (US$9.60).

Subsequent to 31 December 2013, the Company acquired an additional 613,061 shares of its common stock, with an aggregate cost of A$8.1 million (US$7.2 million), at an average market price of A$13.17 (US$11.73).

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

13.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2013	2012	2013	2012

USA & Europe Fibre Cement	$262.6	$224.5	$839.4	$714.6
Asia Pacific Fibre Cement	90.6	95.9	278.0	279.9

Worldwide total	$353.2	$320.4	$1,117.4	$994.5

	Income Before Income Taxes		Income Before Income Taxes
	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2013	2012	2013	2012

USA & Europe Fibre Cement2, [8]	$53.1	$24.6	$179.8	$118.9
Asia Pacific Fibre Cement2, [7]	25.5	11.7	63.8	45.0
Research and Development[2]	(6.4)	(6.8)	(18.0)	(19.1)

Segments total	72.2	29.5	225.6	144.8
General Corporate[3]	22.6	3.0	93.9	(7.0)

Total operating income	94.8	32.5	319.5	137.8
Net interest (expense) income[4]	(0.4)	2.1	(0.7)	2.3
Other income	1.2	0.5	1.4	1.2

Worldwide total	$95.6	$35.1	$320.2	$141.3

	Total Identifiable Assets
(Millions of US dollars)	31 December 2013	31 March 2013

USA & Europe Fibre Cement	$733.5	$730.6
Asia Pacific Fibre Cement	219.9	230.7
Research and Development	19.6	20.9

Segments total	973.0	982.2
General Corporate5, [6]	945.5	1,131.0

Worldwide total	$1,918.5	$2,113.2

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

	Net Sales to Customers[1] Three Months Ended 31 December		Net Sales to Customers[1] Nine Months Ended 31 December
(Millions of US dollars)	2013	2012	2013	2012

USA	$254.1	$217.9	$814.3	$693.3
Australia	65.0	71.0	199.4	207.9
New Zealand	16.1	14.9	47.6	41.9
Other Countries	18.0	16.6	56.1	51.4

Worldwide total	$353.2	$320.4	$1,117.4	$994.5

	Total Identifiable Assets
(Millions of US dollars)	31 December 2013	31 March 2013

USA	$736.7	$739.8
Australia	158.2	156.3
New Zealand	31.6	39.8
Other Countries	46.5	46.3

Segments total	973.0	982.2
General Corporate5, [6]	945.5	1,131.0

Worldwide total	$1,918.5	$2,113.2

[1]	Export sales and inter-segmental sales are not significant.
[2]	Research and development costs of US$2.5 million and US$3.1 million for the three months ended 31 December 2013 and 2012, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$0.4 million and US$0.5 million for the three months ended 31 December 2013 and 2012, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$5.8 million and US$6.3 million for the three months ended 31 December 2013 and 2012, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$0.5 million for the three months ended 31 December 2013 and 2012.

Research and development expenditures are expensed as incurred and in total amounted to US$8.7 million and US$9.9 million for the three months ended 31 December 2013 and 2012, respectively.

Research and development costs of US$7.8 million and US$8.9 million for the nine months ended 31 December 2013 and 2012, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.0 million and US$1.3 million were expensed in the Asia Pacific Fibre Cement segment for the nine months ended 31 December 2013 and 2012. Research and development costs of US$16.3 million and US$17.6 million for the nine months ended 31 December 2013 and 2012, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$1.6 million and US$1.5 million for the nine months ended 31 December 2013 and 2012, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$25.1 million and US$27.8 million for the nine months ended 31 December 2013 and 2012, respectively.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

[3]	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in General Corporate for the three months ended 31 December 2013 are favourable asbestos adjustments of US$35.8 million and AICF SG&A expenses of US$0.4 million. Included in General Corporate for the three months ended 31 December 2012 are favourable asbestos adjustments of US$11.7 million, AICF SG&A expenses of US$0.5 million and US$0.1 million related to the ASIC proceedings. Included in General Corporate for the nine months ended 31 December 2013 are favourable asbestos adjustments of US$126.2 million and AICF SG&A expenses of US$1.4 million. Included in General Corporate for the nine months ended 31 December 2012 are favourable asbestos adjustments of US$14.5 million, AICF SG&A expenses of US$1.2 million and ASIC expenses of US$0.5 million.
[4]	Included in net interest expense is AICF interest income of US$0.6 million and US$3.4 million for the three months ended 31 December 2013 and 2012, respectively. Included in net interest expense for the nine months ended 31 December 2013 and 2012 is AICF interest income of US$2.4 million and US$5.6 million, respectively.
[5]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in the General Corporate segment.
[6]	Asbestos-related assets at 31 December 2013 and 31 March 2013 are US$678.1 million and US$882.8 million, respectively, and are included in the General Corporate segment.
[7]	Included in the Asia Pacific Fibre Cement segment for the three months ended 31 December 2013 and 2012 are favourable and unfavourable adjustments to the provision for New Zealand product liability claims of US$4.2 million and US$7.5 million, respectively. Included in the Asia Pacific Fibre Cement segment for the nine months ended 31 December 2013 and 2012 are unfavourable adjustments to the provision for New Zealand product liability claims of US$0.7 million and US$13.2 million, respectively. See Note 9 for more information.
[8]	Included in the USA and Europe Fibre Cement segment for the three and nine months ended 31 December 2012 are asset impairment charges of US$5.8 million.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

14.	Reclassifications Out of Accumulated Other Comprehensive Income

During the quarter ended 31 December 2013, there were no reclassifications out of Accumulated other comprehensive income:

(Millions of US dollars)	Pension and Post-Retirement Benefit Adjustment	Unrealised Gain (Loss) on Investments	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2013	$(0.3)	$3.5	$—	$44.2	$47.4

Other comprehensive loss before reclassifications	—	—	—	(17.6)	$(17.6)
Cash flow hedges, net of tax	—	—	0.7	—	0.7

Net current-period other comprehensive loss	—	—	0.7	(17.6)	(16.9)

Balance at 31 December 2013	$(0.3)	$3.5	$0.7	$26.6	$30.5

15.	Acquisitions

In December 2013, the Company acquired the assets of a US business engaged in the research, development and manufacturing of fibreglass windows. The Company paid cash consideration of US$4.1 million and assumed debt of US$2.2 million, which has been classified in the current and non-current portion of Other liabilities. Accordingly, the Company has included a preliminary allocation of the estimated purchase consideration in its condensed consolidated financial statements as of and for the nine months ended 31 December 2013.